POMEROY IT Solutions
   [LOGO OMITTED]

                                             1020  Petersburg  Road
                                             Hebron,  KY  41048
                                             Phone:  859.586.0600

                                October 25, 2006


Securities  and  Exchange  Commission
Attention:  Brad Skinner, Accounting Branch Chief
100  F.  Street,  N.E.
Washington,  DC  20549

     Re:     Pomeroy  IT  Solutions,  Inc.
             File No. 000-20022

Dear Mr. Skinner:

Pomeroy IT Solutions, Inc., a Delaware corporation (the "Company" or "Pomeroy"), hereby supplements its letter, dated September 15, 2006, with the additional response set forth below to your follow-up Comment Letter, dated August 22, 2006 (the "Comment Letter"), pertaining to the Company's classification of cash overdrafts on the Form 10-Q filed August 14, 2006.

Our response set forth below corresponds to the numbered comment in the Comment Letter. For your convenience, we have included your original comment from the Comment Letter followed by the Company's response.

FORM 10-Q FILED AUGUST 14, 2006
-------------------------------

     1. PLEASE EXPLAIN TO US YOUR BASIS FOR CLASSIFYING THE CASH OVERDRAFT AS AN OPERATING CASH FLOW.

     Revised  Response:
     ------------------

     In light of recent telephone conversations with the SEC staff, Pomeroy acknowledges the SEC's position as expressed in "SEC Accounting Disclosure Rules and Practices Official Text, Appendix A: "Form and content of Financial Statements," that generally, cash overdrafts should be presented as a financing activity. The Company agrees that all future filings will classify these cash overdrafts as financing activities.

Thank you for your comments. If you have any questions, please contact our counsel, Elizabeth A. Horwitz at (513) 852-6032, or me at (859) 586-0600, ext. 1416.

                              Sincerely,


                              /s/Kevin G. Gregory
                              ---------------------
                              Kevin G. Gregory
                              Senior Vice President & Chief Financial Officer

cc:  Elizabeth A. Horwitz, Esq., Wood & Lamping LLP
     Sean Henaghan, BDO Seidman, LLP